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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ________________

                                  SCHEDULE TO
                             Tender Offer Statement
   Under Section 14(d) (1) or 13(e)(1) of the Securities Exchange Act of 1934
                                ________________

                       Echelon International Corporation
                           (Name of Subject Company)

                             EIN Acquisition Corp.
                       (Name of Filing Person -- Offeror)

                    Common Stock, par value $.01  per share,
                         (Title of Class of Securities)

                                   278747100
                     (CUSIP Number of Class of Securities)

                                  James Haber
                                   President
                             EIN Acquisition Corp.
                                ETA Holding LLC
                          950 Third Avenue, 23rd Floor
                           New York, New York  10022
                           Telephone: (212) 688-2700
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                             Stuart Bressman, Esq.
                             Robert M. Unger, Esq.
                  Brown Raysman Millstein Felder & Steiner LLP
                              120 West 45th Street
                            New York, New York 10036
                           Telephone: (212) 703-1319

[ ]  Check the box if any part of the fee is offset as provided by Rule 0-11
     (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:        Filing Party:
     Form or Registration No:       Date Filed:

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
  [X] third-party tender offer subject to Rule 14d-1.
  [ ] issuer tender offer subject to Rule 13e-4.
  [ ] going-private transaction subject to Rule 13e-3.
  [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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                                 EXHIBIT INDEX

Exhibit                                                            Page
  No.            Description                                       No.
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(a)(5)           Memorandum to Shareholders regarding
                 misprinted envelope  ...........................   3